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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 14D-9
                               (AMENDMENT NO. 8)

                      SOLICITATION/RECOMMENDATION STATEMENT

                          PURSUANT TO SECTION 14(d)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                            ARV ASSISTED LIVING, INC.
                            (NAME OF SUBJECT COMPANY)

                            ARV ASSISTED LIVING, INC.
                      (NAME OF PERSON(S) FILING STATEMENT)

                           COMMON STOCK, NO PAR VALUE
             (INCLUDING THE ASSOCIATED SERIES C JUNIOR PARTICIPATING
                        PREFERRED STOCK PURCHASE RIGHTS)

                         (TITLE OF CLASS OF SECURITIES)

                                    00204C107
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                             SHEILA M. MULDOON, ESQ.
                  VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                            ARV ASSISTED LIVING, INC.
                          245 FISCHER AVENUE, SUITE D-1
                              COSTA MESA, CA 92626
                                 (714) 751-7400

           (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
          RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF THE PERSON(S)
                                FILING STATEMENT)

                                 WITH COPIES TO:

        WILLIAM J. CERNIUS, ESQ.            ALEXANDER F. WILES, ESQ.
        LATHAM & WATKINS                    IRELL & MANELLA LLP
        650 TOWN CENTER DRIVE,              1800 AVENUE OF THE STARS,
        20TH FLOOR                          SUITE 900
        COSTA MESA, CA  92626               LOS ANGELES, CA 90067
        (714) 540-1235                      (310) 203-7659




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                                  INTRODUCTION

        The Solicitation/Recommendation Statement on Schedule 14D-9 (as amended through the date hereof, the "Statement"), originally filed on January 5, 1998, by ARV Assisted Living, Inc., a California corporation (the "Company"), relates to an offer by EMAC Corp., a Delaware corporation ("EMAC") and a wholly-owned subsidiary of Emeritus Corporation, a Washington corporation ("Emeritus"), to purchase all outstanding shares of the Company's common stock, no par value (including the associated Series C Junior Participating Preferred Stock Purchase Rights issued pursuant to the Rights Agreement, dated as of July 14, 1997, between the Company and ChaseMellon Shareholder Services, L.L.C., as Rights Agent). All capitalized terms used herein without definition have the respective meanings set forth in the Statement.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION

        The response to Item 4 is hereby amended by adding the following after the final paragraph of Item 4:

         On January 23, 1998, the law firm of Davis Polk & Wardwell, counsel to Emeritus, sent a letter to the Company taking issue with certain statements in the Company's January 16, 1998 Letter to Shareholders. A copy of the Davis Polk letter is attached as Exhibit 26 hereto and incorporated herein by reference. Shareholders should consider the views expressed in the Davis Polk letter when deciding whether or not to tender their shares and in deciding how to vote at the forthcoming Annual Meeting.

        On January 27, 1998, the Company issued a press release announcing that the California State Court has denied, in its entirety, Emeritus' request for a preliminary injunction. Such press release is filed as Exhibit 28 hereto and incorporated herein by reference.

ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED

        The response to Item 8 is hereby amended by adding the following after the final paragraph of Item 8:

        On January 26, 1998, the State Court issued a ruling denying Emeritus' request for a preliminary injunction. A copy of such ruling will be filed in a subsequent amendment to the Statement.

        On January 26, 1998, the Federal Court issued a ruling denying the Company's motion for a preliminary injunction. A copy of such ruling will be filed in a subsequent amendment to the Statement.


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ITEM 9.  MATERIALS TO BE FILED AS EXHIBITS

        The response to Item 9 is hereby amended by adding the following new exhibit:

        26  Text of Davis Polk Letter to the Company, dated January 23, 1998.

        27  Reserved.

        28  Text of Press Release issued by the Company, dated January 27, 1998.


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                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                            ARV ASSISTED LIVING, INC.

                            By: /s/ SHEILA M. MULDOON
                                --------------------------------------
                                Sheila M. Muldoon, Esq.
                                Vice President, General
                                Counsel and Secretary

Dated January 27, 1998


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                                  EXHIBIT INDEX


EXHIBIT                       DESCRIPTION                               PAGE NO.
--------------------------------------------------------------------------------

  26    Text of Davis Polk Letter to the Company, dated January 23,
        1998.

  27    Reserved.

  28    Text of Press Release issued by the Company, dated January 27,
        1998.



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